Exhibit 16.1
June 21, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated June 21, 2006, of P.F. Chang’s China Bistro, Inc. and are in agreement with the statements contained in section (a), paragraphs two, three, four and five therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fifth paragraph in section (a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal year 2004 financial statements.
/s/ Ernst & Young LLP